Exhibit 99.1

TMD Energy Limited Announces Pricing of US$10.08 Million Initial Public Offering

KUALA LUMPUR, MALAYSIA, April 21, 2025 (GLOBE NEWSWIRE) – TMD Energy Limited (the “Company”) (NYSE American: TMDE), together with its subsidiaries is a Malaysia and Singapore based services provider engaged in integrated bunkering services which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services, today announced the pricing of its initial public offering (the “Offering”) of 3,100,000 ordinary shares (“Shares”) at a price to public of US$3.25 per Share for the total gross proceeds of approximately US$10.08 million, before deducting underwriting discounts and other related expenses, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares. The Shares will begin trading on April 21, 2025, U.S. Eastern time, on the NYSE American under the symbol “TMDE”. The Offering is expected to close on April 22, 2025, subject to customary closing conditions.

The Company has granted the underwriter a 45-day option to purchase up to an aggregate of 465,000 additional Shares to cover over-allotments at the initial public offering price, If the underwriter exercises their option to purchase the additional Shares in full, the total gross proceeds before deducting underwriting discounts and other related expenses from the offering are expected to be approximately US$11.59 million.

The Company intends to use the net proceeds from the Offering for (i) the purchase of cargo oil; (ii) defraying listing expenses; and (iii) working capital and other general corporate purposes.

Maxim Group LLC (“Maxim”) is acting as sole book-running manager of the Offering. Loeb & Loeb LLP, is acting as U.S. legal counsel to the Company, and Pryor Cashman LLP is acting as U.S. legal counsel to Maxim for the Offering.

A registration statement on Form F-1, as amended (File No. 333-283704) related to the Offering was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2024 and was declared effective by the SEC on March 31, 2025. The Offering is being made only by means of a prospectus forming a part of the effective registration statement. Copies of the prospectus relating to the Offering may be obtained from Maxim Group, LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, United States of America or by email at syndicate@maximgrp.com. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About TMD Energy Limited

TMD Energy Limited and its subsidiaries (“TMDEL Group”) are principally involved in marine fuel bunkering services specializing in the supply and marketing of marine gas oil and marine fuel oil which includes high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. TMDEL Group is also involved in the provision of ship management services for in-house and external vessels, as well as vessel chartering. As of today, TMDEL Group operates in 19 ports across Malaysia with a fleet of 15 bunkering vessels. For more information, please visit the Company’s website at: www.tmdel.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including but not limited to, the Company’s Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

TMD Energy Limited

Email: corporate@tmdel.com

WFS Investor Relations

Email : services@wealthfsllc.com

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